UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 03, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 01 November 2019 entitled ‘TOTAL VOTING RIGHTS’.

2.             A Stock Exchange Announcement dated 04 November 2019 entitled ‘HOLDING(S) IN COMPANY’.

3.             A Stock Exchange Announcement dated 06 November 2019 entitled ‘VIRGIN MEDIA AND VODAFONE STRIKE NEW MOBILE DEAL’.

4.             A Stock Exchange Announcement dated 13 November 2019 entitled ‘HOLDING(S) IN COMPANY.

5.             A Stock Exchange Announcement dated 19 November 2019 entitled ‘DIRECTOR/PDMR SHAREHOLDING.

6.             A Stock Exchange Announcement dated 22 November 2019 entitled ‘DIRECTOR/PDMR SHAREHOLDING’.

7.             A Stock Exchange Announcement dated 25 November 2019 entitled ‘HOLDING(S) IN COMPANY.

RNS Number : 8821R

Vodafone Group Plc

01 November 2019

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 October 2019:

Vodafone’s issued share capital consists of 28,815,911,328 ordinary shares of US$0.20 20/21 of which 2,047,221,425 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,768,689,903. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 1994S

Vodafone Group Plc

04 November 2019

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Vodafone Group PLC, GB00BH4HKS39
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		Norges Bank
City and country of registered office (if applicable)		Oslo, Norway
4. Full name of shareholder(s) (if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		31/10/2019
6. Date on which issuer notified (DD/MM/YYYY):		01/11/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	2.995%	0.00%	2.995%	26,768,689,903
Position of previous notification (if applicable)	3.02%	0.00%	3.02%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BH4HKS39	801,725,974		2.995%

SUBTOTAL 8. A	801,725,974		2.995%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

X

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	Oslo, Norway
Date of completion	01/11/2019

END

RNS Number : 4475S

Vodafone Group Plc

06 November 2019

VIRGIN MEDIA AND VODAFONE STRIKE NEW MOBILE DEAL

Virgin Media has agreed a five year deal with Vodafone UK to bring innovative new services, including 5G, to more than three million mobile customers and provide further flexibility to grow its mobile operation.

The new Mobile Virtual Network Operator (MVNO) agreement, which runs until 2026, will see Vodafone supply wholesale mobile network services, including both voice and data, to Virgin Mobile and Virgin Media Business. Virgin Media will have full access to all of Vodafone’s current services and future technologies, such as Vodafone’s expanding 5G network, enabling new product advancements and benefits for its customers.

Virgin Media’s current MVNO agreement with BT Enterprise, which has been in place since January 2017, will come to an end in late 2021, at which point Virgin Media’s mobile offering will transition to Vodafone. Virgin Mobile 5G services are set to launch on the Vodafone network before the transition takes place.

Lutz Schüler, Virgin Media CEO, said: “This agreement with Vodafone will bring a host of fantastic benefits and experiences to our customers, including 5G services in the near future.  Twenty years ago Virgin Mobile became the world’s first virtual operator and this new agreement builds on that heritage. It will open up a whole new world of opportunity for Virgin Media as we focus on becoming the most recommended brand for customers and bring our mobile and broadband connectivity closer together in one package for one price.”

He added: “We’ve worked with BT to provide mobile services for many years and will continue to work together in a number of areas. We want our customers to have a limitless experience - it’s now the right time to take a leap forward with Vodafone to grow further and faster.”

Nick Jeffery, Vodafone UK CEO, said: “We are delighted that Virgin has recognised the huge investments we’ve made, and continue to make, in building the UK’s best mobile network and our role in challenging the market with new commercial services. As a result, they have chosen us to work with them in the next phase of their development.

“This is an exciting deal between two great British brands. We are combining our strong heritage in innovation to create a world without limits for our customers through unlimited data offers and 5G.”

As a ‘full MVNO’ Virgin Mobile has control over the products and services it offers, which means existing customers will not need to change their SIM cards as part of this agreement. Further details on product offerings and network transition will be provided in due course.

A complementary and extensive wholesale agreement has also been struck between both parties in relation to the supply of network services by Virgin Media Business to Vodafone.

- ends -

For further information:

Vodafone UK Media Relations	Virgin Media Press Office

Tel: 01635 693 693	press@virginmedia.co.uk

@VodafoneUKComms	Tel: 0333 000 2900

@VirginMediaCorp

About Vodafone UK

Vodafone UK connects people, businesses and devices to help our customers benefit from digital innovation. Our services span mobile, fixed line, broadband and the Internet of Things (IoT). We employ around 11,000 people across the UK, and operate more than 400 retail stores nationwide.

Having made the UK’s first mobile phone call and sent the first text, Vodafone has a history as a tech pioneer. In 2018 we made the UK’s first live holographic call using 5G, and were first to start carrying live 5G traffic from a site in Salford, Greater Manchester.

Today we serve over 18 million mobile and fixed line customers in the UK, with 4G network coverage at 99%. Our customers voted us the UK’s Best Mobile Network at the 2018 Trusted Reviews Awards for the second year in a row. To help deliver Gigabit UK, we are rolling out full fibre broadband across 12 towns and cities in partnership with CityFibre, reaching one million homes and business by 2021.

Our ReConnect programme is supporting women and men back into work after a career break, our IoT technology is working to create a low-carbon society, and our free Digital Parenting magazine is helping families across the UK to navigate the online world safely. For two years running, we have been named one of the UK’s 25 Best Big Companies to Work For by the Sunday Times, and a Top 100 Employer by Stonewall.

We are part of Vodafone Group, one of the world’s largest telecommunications companies, with mobile operations in 24 countries, partnerships with mobile networks in 42 more, and fixed broadband operations in 19 markets. As of 30 June 2019, Vodafone Group had approximately 640 million mobile customers, 21 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates.

For more information about Vodafone UK, please visit: www.vodafone.co.uk

About Virgin Media

Virgin Media offers four multi-award-winning services across the UK and Ireland: broadband, TV, mobile phone and landline.

Our dedicated, ultrafast network delivers the fastest widely-available broadband speeds to homes and businesses and we’re expanding this through our Project Lightning programme, which could extend our network to up to 17 million premises.

Our interactive TV service brings live TV, thousands of hours of on-demand programming and the best apps and games to customers through a set-top box, as well as on-the-go through tablets and smartphones.

Virgin Mobile launched the world’s first virtual mobile network and offers fantastic value and innovative services with 4G connectivity. We are also one of the largest fixed-line home phone providers in the UK and Ireland.

Through Virgin Media Business we support entrepreneurs, businesses and the public sector, delivering the fastest widely available broadband speeds and tailor-made services.

Virgin Media is part of Liberty Global, one of the world’s leading converged video, broadband and communications companies. Liberty Global connects 11 million customers through operations in six countries across Europe, subscribing to 25 million TV, broadband internet and telephony services. It also serves six million mobile subscribers.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

RNS Number : 3122T

Vodafone Group Plc

13 November 2019

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Vodafone Group PLC, GB00BH4HKS39
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		Norges Bank
City and country of registered office (if applicable)		Oslo, Norway
4. Full name of shareholder(s) (if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		12/11/2019
6. Date on which issuer notified (DD/MM/YYYY):		13/11/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	2.998%	0.00%	3.0004%	26,768,689,903
Position of previous notification (if applicable)	2.995%	0.00%	2.995%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BH4HKS39	802,573,853		2.998%

SUBTOTAL 8. A	802,573,853		2.998%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Shares on loan (right to recall)		At any time	606,000	0.00%

		SUBTOTAL 8. B 1	606,000	0.00%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

X

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	Oslo, Norway
Date of completion	13/11/2019

RNS Number : 9539T

Vodafone Group Plc

19 November 2019

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The awards are in connection with the performance share awards granted on 18 November 2016 by the Company referred to in the Company’s 2019 Annual Report as 2017 long-term incentive (“GLTI”) awards. The vesting of the award was conditional on continued employment with the Vodafone Group and on the satisfaction of the performance conditions approved by the Remuneration Committee.  For further details of the Plan, please see the Company’s 2019 Annual Report, available at www.vodafone.com/investor.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vivek Badrinath
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer Rest of World
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.529307	477,818
		GBP 1.529307	162,062

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 477,818 Ordinary shares

Aggregated price of shares acquired: GBP 730,730.41

Aggregated volume of shares sold:  162,062 Ordinary shares

Aggregated price of shares sold: GBP 247,842.55

e)	Date of the transaction	2019-11-18
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.529307	383,691
		GBP 1.529307	181,158

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 383,691Ordinary shares

Aggregated price of shares acquired: GBP 586,781.33

Aggregated volume of shares sold: 181,158 Ordinary shares

Aggregated price of shares sold: GBP 277,046.20

e)	Date of the transaction	2019-11-18
f)	Place of the transaction	London Stock Exchange (XLON)

Conditional award of shares

A conditional award of shares was granted to the below participant on 15 November 2019 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and will vest on 26 June 2022. The awards also attract dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vinod Kumar
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer Vodafone Business
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan vesting on 26 June 2022.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5958	751,973

d)	Aggregated information: volume, Price	Aggregated volume: 751,973 Ordinary shares Aggregated price: GBP 1,199,998.51
e)	Date of the transaction	2019-11-15
f)	Place of the transaction	Outside of trading venue

Conditional award of shares

A conditional award of shares was granted to the below participant on 15 November 2019 by the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of this award is conditional on continued employment with the Vodafone Group and on the satisfaction of performance conditions approved by the Remuneration Committee and will vest on 26 June 2022. The amounts shown below are the maximum amounts payable and will be reduced accordingly if the Company achieves less than maximum performance.  For further details of the Plan, please see the Company’s 2019 Annual Report, available at www.vodafone.com/investor.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vinod Kumar
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer Vodafone Business
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance vesting on 26 June 2022.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5958	845,970

d)	Aggregated information: volume, Price	Aggregated volume: 845,970 Ordinary shares Aggregated price: GBP 1,349,998.93
e)	Date of the transaction	2019-11-15
f)	Place of the transaction	Outside of trading venue

RNS Number : 4177U

Vodafone Group Plc

22 November 2019

VODAFONE GROUP PLC

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Sale of Shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.6266	9,607

d)	Aggregated information: volume, Price	Aggregated volume: 9,607 Ordinary shares Aggregated price: GBP 15,626.74
e)	Date of the transaction	2019-09-27
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 5741U

Vodafone Group Plc

25 November 2019

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Vodafone Group PLC, GB00BH4HKS39
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		Norges Bank
City and country of registered office (if applicable)		Oslo, Norway
4. Full name of shareholder(s) (if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		22/11/2019
6. Date on which issuer notified (DD/MM/YYYY):		25/11/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	3.0004%	0.00%	3.0004%	26,768,689,903
Position of previous notification (if applicable)	2.998%	0.00%	3.000%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BH4HKS39	803,179,853		3.0004%

SUBTOTAL 8. A	803,179,853		3.0004%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

X

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	Oslo, Norway
Date of completion	25/11/2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 3, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary